Free Writing Prospectus

Filed Pursuant To Rule 433

Registration No. 333-206640

February 2, 2017

ETF Trends

Why the First Currency-Hedged Gold ETF Now

January 30, 2017 at 5:58 pm by Tom Lydon

State Street Global Advisors and the World Gold Council have partnered up yet again to craft a gold-related exchange traded fund, except the new launch will help gold investors in an environment where the U.S. dollar is expected to appreciate.

On Thursday, SSGA rolled out the SPDR Long Dollar Gold Trust (NYSEArca: GLDW). GLDW comes with a 0.50% expense ratio.

The new gold ETF may help investors gain exposure to gold bullion price movements to hedge against potential market volatility, without worrying about the negative effects of a strengthening U.S. dollar.

“The price of gold and the US dollar have historically tended to move in opposite directions,” Nick Good, co-head of the Global SPDR business at State Street Global Advisors, said in a note. “By lessening the dollar’s potential impact on gold, GLDW seeks to provide investors the opportunity to realize the potential benefits of using gold as a strategic portfolio diversifier, while offering the ability to buffer against the potential adverse effects of a strong dollar on gold.”

For instance, from the end of 2013 through the end of 2016, the U.S. dollar appreciated against a basket of foreign currencies, and gold prices in USD declined from $1,205 per ounce to $1,146 per ounce, or a 5% decline. However, if an investor took away the strengthening dollar from the equation, gold priced in non-U.S. currencies, like the euro currency, rose from € 873/oz to € 1,096/oz, a 25% increase, according to Bloomberg data.

While gold traders may be put off with something like the SPDR Gold Shares (NYSEArca: GLD) during a strengthening dollar environment, GLDW may act as a good alternative.

“GLDW is basically an investment in gold for a strong dollar environment,” George Milling-Stanley, Vice President and Head of Gold Strategy at SSGA, told ETF Trends. “The likelihood of a strengthening dollar during 2017 has deterred some investors from buying GLD, so GLDW gives investors the opportunity to gain exposure to movements in the price of gold in a basket of foreign currencies.”

By taking away the foreign exchange risks, investors may be better able to utilize gold exposure as a safe-haven bet without worrying about currency swings.

“We think some investors may trade between GLD and GLDW depending on their view of the dollar, but we also believe some investors will simply buy both ETFs, thus effectively removing the currency element from their gold exposure,” Milling-Stanley added. “That will put the focus firmly onto the three main reasons investors seek exposure to gold: its low correlation with the other assets in a portfolio, its relatively low place on the volatility spectrum, and its long track record as offering some protection against unexpected events, both macroeconomic and geopolitical.”

GLDW tries to reflect the performance of the Solactive GLD Long USD Gold Index, which is designed to represent the daily performance of a long position in physical gold and a short position in the FX Basket comprised of euro, Japanese yen, British pound, Canadian Dollar, Swedish krona and Swiss franc. The performance of the USD against the currency basket will determine whether the index increases or decreases the amount of gold held.

The underlying index can increase in value when the price of gold increases and/or when the value of the USD increases against the value of the foreign exchange basket. However, the index can decrease in value when the price of gold falls or when the value of the USD depreciates against the forex basket.

“GLDW is the first ETF listed in the US backed by physical gold that is designed to hedge the movement of gold against the U.S. dollar,” Joseph Cavatoni, Principal Executive Officer of GLDW’s sponsor, and Managing Director USA and ETFs, World Gold Council, said in a note. “For investors and advisors incorporating currency movements into their investment thesis, the SPDR Long Dollar Gold Trust provides a convenient vehicle to lessen the potential impact of the dollar on gold prices by creating the economic effect of owning gold with a basket of non-US currencies. Together, GLDW and GLD may allow investors to enjoy the diversification benefits of holding gold in either strong or weak dollar environments.”

GLDW will hold gold bullion in the form of 400 ounce London Good Delivery bars stored in London vaults.

SPDR® Long Dollar Gold Trust (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. The Fund has also filed the prospectus with the National Futures Association. Before you invest, you should read the prospectus in the registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.